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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20545

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                                SCHEDULE 14D-9
                               (AMENDMENT NO. 5)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             METROMAIL CORPORATION
                           (Name of Subject Company)

                             METROMAIL CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  591680 103
                     (CUSIP Number of Class of Securities)

                               Thomas J. Quarles
                    Senior Vice President, General Counsel,
                  Chief Administrative Officer and Secretary
                             Metromail Corporation
                             360 East 22nd Street
                               Lombard, IL 60148
                                (630) 620-3300

                (Name, address and telephone number of person) authorized to receive notice and communication on behalf of the person filing statement)

                                With copies to:

                            Carter W. Emerson, P.C.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000


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Item 4.  The Solicitation or Recommendation.

     The following is added to the disclosure in this section:

     As described in Exhibits 44 and 45, on March 17, 1998 American Business Information, Inc. ("ABI") sued the Company, certain of its officers and directors and Parent in Delaware seeking to enjoin the Merger and on March 18, 1998 the Company received ABI's offer of at least $33 per Share in cash. The Board of Directors met on March 19, 1998 and discussed such lawsuit and offer and concluded that the Merger Agreement permitted the Company to discuss ABI's offer with ABI and authorized the Company's representatives and advisors to do so, including exploring ABI's ability to obtain the necessary cash for its offer. The initiation of discussions with ABI was reported in a press release on the same day, and the Board's determination at such meeting to postpone the Company's annual meeting was also disclosed. Discussions with ABI and its lender, including responding to their additional due diligence requests, commenced and the Company began responding to discovery requests of ABI in the litigation, conducting its own discovery and preparing for the March 27 hearing the Delaware Court had scheduled on ABI's motion for a preliminary injunction. The Board met again on March 24, 1998 to review the status of the lawsuit and the discussions with ABI. At such meeting, the directors compared (i) the transactions contemplated by the Merger Agreement with Parent and (ii) ABI's offer. The Board concluded that, although ABI's proposed merger agreement did not contain a financing condition, the consummation of the ABI proposal was less certain than the Offer and the Merger because ABI's offer depended on it borrowing large sums and such offer would remain subject to customary conditions (such as material adverse change) for at least 20 business days, whereas Parent had cash on hand (the Company was advised that parent had $840 million in cash on hand at January 27, 1998) for its offer and most of the conditions in the Merger Agreement expire on March 31, 1998. As a result, the Board directed that a letter be sent to ABI setting out what terms and verifications (such as completion of due diligence) the Board wished to have as part of the ABI offer, particularly in terms of certainty of completion. This included a request for a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction was not consummated. Parent was not requested to provide a letter of credit because of the large amount of cash it has. Such letter was sent to ABI on March 24, 1998 and stated that ABI should indicate its highest price by noon on March 26. On March 25, 1998, ABI provided its initial response to such letter, once again confirming its offer of at least $33 per share and restating its counsel's February 25, 1998 offer on behalf of ABI to pay $0.25 more than the next highest bona fide bid. Such letter from ABI, among the things, stated that while ABI did not believe there was a reasonable basis for the requested $100 million letter of credit, it would be prepared to post such a letter if other bidders, including Parent, were required to do so. The Company responded to such letter on the same day in another letter which requested further clarification regarding ABI's proposal, pointed out that Parent's transaction was more certain of completion and told ABI (as it had been told before) that the Board would not consider bids subject to escalation of the bids of others. On March 26 and March 27, the Chairman of the Company attempted to reach the Chairman of ABI to make clear to him the importance of certainty to the Company's Board. When ABI's Chairman could not be reached, such message was given to ABI's investment bank and counsel. Mid-day on March 26, the Company received a letter from ABI reiterating its offer of at least $33 per share or $0.25 more than the next bona fide bid and stating that ABI would supply a letter of credit in the Company's favor within 72 hours after signing a merger agreement with the Company. Counsel to the Company told ABI's counsel that such 72 hour delay would not be acceptable because it would create the risk that such letter of credit would never be obtained, yet the Company would have had to terminate the Merger Agreement with Parent and lose the certainty it provided. During such day, as it had since ABI's offer was made, Lehman Brothers discussed with ABI's investment bank and its lender how to make ABI's financing commitments more firm. When the Company was advised by Parent's representatives early in the evening on March 26, 1998 that Parent would be sending a letter that evening discussing its offer, the Company advised ABI that it should make its best offer by 9:30 p.m. Chicago time that night. Prior to such time, the Company received a letter from Parent stating that Parent was increasing the Offer to $34.50 (filed herewith as Exhibit 48). Shortly thereafter, such letter was provided to ABI. At about 9:30 p.m., ABI sent the letter (filed herewith on Exhibit 49) restating its previous offer price and stating that it would post a $35 million letter of credit at the time of signing a merger agreement and responding to the Company's proposed conditions for drawing on such letter of credit with conditions less favorable to the Company. When questioned on the meaning of such letter in light of Parent's $34.50 offer, ABI's counsel confirmed that ABI's offer was $34.75 per share. The Company announced the increased Parent and ABI offer in a press release on the morning of March 27, 1998 (filed herewith as Exhibit 50). The Company's Board met again on the morning of March 27 and was informed of the developments since the preceding Board meeting. Also that morning counsel to ABI called the Company's counsel and said that ABI was continuing to work with its lender on financing its increased offer and hoped to provide evidence of such financing and an agreement reflecting such offer or possibly a higher offer by the evening of March 27.

     On the morning of March 27, 1998, the Delaware Chancery Court held a hearing on ABI's request for a preliminary injunction to enjoin the Merger. The shareholder plaintiffs withdrew their request for an injunction in view of Parent's increased offer of March 26. The Delaware Chancery Court denied ABI's request for an injunction. As of the time of filing of this disclosure, ABI's counsel advised Company counsel that ABI was considering an appeal of such ruling to the Delaware Supreme Court.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     METROMAIL CORPORATION


                                     By: /s/ Thomas J. Quarles
                                        ------------------------------
                                        Name:  Thomas J. Quarles
                                        Title: Senior Vice President, General
                                               Counsel, Chief Administrative
                                               Officer and Secretary

Dated: March 27, 1998

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